Exhibit 99.1

January 20th, 2025

Report to the CNBV on the obligations mentioned in Article 19 of the General Provisions applicable to Entities and Issuers supervised by the Mexican National Banking and Securities Commission (“CNBV”) to engage external audit services of basic financial statements.

To CNBV:

Alejandro Pucheu Romero, in my capacity as secretary of the board of directors and legal representative of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the "Company"), in accordance with Article 19 of the General Provisions Applicable to Entities and Issuers Supervised by the Mexican National Banking and Securities Commission ("CNBV") to engage external audit services of basic financial statements (the "Single Circular of External Auditors"), I allow myself to submit the following information for all legal purposes:

a) The Audit Committee, at its meeting held on January 16th, 2025, approved to engage by the Company of the following services other than the external audit of Basic Financial Statements:

Services Description	Reason why it does not affect the independence of the auditor	Amount
1. Consulting for the issuance of documents related to the long-term incentive plan, to be filed before the Securities and Exchange Commission of the United States of America.

•    The independent External Auditor does not have an impact on the preparation of financial statements, notes or any item thereof.

•    The services provided by the independent External Auditor do not affect the preparation of the financial statements and their notes.

•    The service provided does not affect the policies, procedures or internal control activities of the business administration.

•    The client will be responsible for assuming the functions of administration and decision-making.

$450,000.00 (four hundred and fifty thousand pesos M.N.)
Total:		MX$450,000.00

b)	Prior to the engagement of these services, the Company's Audit Committee evaluated the impact they could have on the independence of the Firm and the Independent External Auditor, concluding that the provision of such services does not affect the independence of either the Firm or that of the External Auditor, due to the explanation included in the preceding table and the fact, that the services are not included in the list of services prohibited from Article 6, Section VII of the Single Circular of External Auditors. This evaluation was carried out taking into account the importance that the result of the services could have in the Basic Financial Statements, as well as the amount of remuneration with respect to that agreed for the external audit services.

c.	The CNBV is hereby confirmed that during the evaluation, no indications were found that the additional services described herein could affect the independence of the Firm and Independent External Auditor.

Sincerely,

Alejandro Pucheu Romero

Secretary of the Boards of Directors of

Corporación Inmobiliaria Vesta, S.A.B. de C.V.